82-4504

Rock Resources Inc.

#910 - 510 Burrard Street Vancouver, B.C. V6C 3A8

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

CDNX RKR

02 FEB 13 AM 8:23

November 20, 2001

02015126

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated November 20, 2001
Pursuant to News Release Dated November 19, 2001

Enclosed please find Form 27 as noted above.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Yours truly,

Thomas J. Kennedy

Thomas J. Kennedy, B.Comm., LL.B.
President

Encl.

cc: Canadian Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dw 2/14

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

November 19, 2001 - Vancouver, British Columbia

Item 3 **Press Release**

November 19, 2001

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock Resources Inc. reports that at its annual and extraordinary general meeting, scheduled for December 28, 2001, shareholders will be asked to approve a consolidation of its common shares on a 20 to 1 basis.

Item 5 **Full Description of Material Change**

Rock Resources Inc. ("Rock") reports that at its annual and extraordinary general meeting, scheduled for December 28, 2001, shareholders will be asked to approve a consolidation of its common shares on a 20 to 1 basis. The number of shares currently outstanding are 56,326,718. After the proposed consolidation, the number of shares outstanding would be 2,816,336. The proposed consolidation is subject to shareholder and exchange approval. The issuer's name will remain the same. Management believes that raising capital will be more attractive to investors by completing this consolidation.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Thomas J. Kennedy
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

November 20, 2001
(date)

Thomas J. Kennedy

(signature)

Thomas J. Kennedy

(name)

President

(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ROCK RESOURCES INC.

NEWS RELEASE
November 19, 2001

Rock Resources Inc. ("Rock") reports that at its annual and extraordinary general meeting, scheduled for December 28, 2001, shareholders will be asked to approve a consolidation of its common shares on a 20 to 1 basis. The number of shares currently outstanding are 56,326,718. After the proposed consolidation, the number of shares outstanding would be 2,816,336. The proposed consolidation is subject to shareholder and exchange approval. The issuer's name will remain the same. Management believes that raising capital will be more attractive to investors by completing this consolidation.

On behalf of the Board of Directors:

"*Tom Kennedy*"

Thomas J. Kennedy,
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CDNX: RKR
Suite #910 – 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 – Fax: (604) 682-6038 – Toll-Free: 1-888-ROCK-RES (762-5737)